SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                    IRSA INVERSIONES Y REPRESENTACIONES S.A.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, Ps. 1 Nominal (Par) Value
                    ----------------------------------------
                         (Title of Class of Securities)

                                    450047204
                                ---------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 1998
                            -----------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages

                                                               Page 2 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 450047204

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Geosor Corporation

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  New York

                           7        Sole Voting Power
 Number of                                  22,655,586
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0

  Reporting                9        Sole Dispositive Power
   Person                                   22,655,586
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            22,655,586

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            11.87%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 450047204

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  7,650,069
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   7,650,069
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            7,650,069

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            4.01%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 450047204

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  22,655,586
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  7,650,069
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    22,655,586
    With
                           10       Shared Dispositive Power
                                            7,650,069

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            30,305,655

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                            15.88%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 450047204


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  7,650,069
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            7,650,069

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            7,650,069

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    4.01%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 6 of 9 Pages

               This Amendment No. 5 to Schedule 13D relates to shares of Common Stock, with a Ps. 1 nominal (par) value (one Argentine peso) (the "Shares"), of IRSA Inversiones y Representaciones S.A. (the "Issuer"). This Amendment No. 5 supplementally amends the Initial Statement on Schedule 13D dated December 29, 1997 and all subsequent amendments thereto (collectively, the "Initial Statement") filed by the Reporting Persons. This Amendment No. 5 on Schedule 13D is being filed by the Reporting Persons to report that as a result of the recent disposition of Shares of the Issuer, the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owners has decreased by more than one percent of the total number of outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Geosor Corporation ("Geosor");

          ii)  Soros Fund Management LLC ("SFM LLC");

          iii) George Soros ("Mr. Soros"); and

          iv)  Stanley F. Druckenmiller ("Mr. Druckenmiller").

               This Statement relates to Shares held for the accounts of Geosor and Quantum Realty.

Item 3.        Source and Amount of Funds or Other Consideration.

               Geosor expended approximately $1,938,450 of its working capital to purchase the securities reported herein as being acquired since August 4, 1998 (the date of filing of the last statement on Schedule 13D).

               The Shares held for the accounts of Geosor, Quantum Realty and/or other SFM Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.        Interest in Securities of the Issuer.


               (a)  (i)  Geosor  may  be  deemed  the  beneficial  owner  of the
22,655,586  Shares  held  for  its  account,   which  includes   2,202,657  GDSs
(approximately 11.87% of the total number of Shares outstanding).

                    (ii) Each of SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 7,650,069 Shares held for the account of Quantum Realty, which includes 698,458 GDSs, (approximately 4.01% of the total number of Shares outstanding).

                                                               Page 7 of 9 Pages

                    (iii)Mr. Soros may be deemed the beneficial owner of 30,305,655 Shares (approximately 15.88% of the total number of Shares outstanding). This number consists of: (A) the 22,655,586 Shares held for the account of Geosor and (B) the 7,650,069 Shares held for the account of Quantum Realty.

               (b) (i) Pursuant to the contract between Quantum Realty and SFM LLC, SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 7,650,069 Shares held for the account of Quantum Realty.

                    (ii) Pursuant to the contract between Quantum Realty and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 7,650,069 Shares held for the account of Quantum Realty.

                    (iii)Each of Geosor and Mr. Soros (as the sole shareholder and person ultimately in control of Geosor) may be deemed to have the sole power to direct the voting and disposition of the 22,655,586 Shares held for the account of Geosor.

               (c) Except for the transactions disclosed on Annex A hereto, all of which were effected on the Buenos Aires Stock Exchange in routine brokerage transactions, there have been no transactions with respect to the Shares since August 4, 1998 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons or Quantum Realty.

               (d) (i) The shareholders of Quantum Realty have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Realty in accordance with their ownership interests in Quantum Realty.

                    (ii) The shareholder of Geosor has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Geosor.

               (e)       Not applicable.

               The information set forth above excludes  689,003 Shares held for the account of Quantum Dolphin Limited ("Quantum Dolphin"), an Isle of Man corporation. Geosor, certain SFM clients and certain Managing Directors of SFM LLC are shareholders of Quantum Dolphin. Gary Gladstein serves as a director of Quantum Dolphin and of the Issuer. An affiliate of SFM LLC (the "Affiliate") has entered into an arrangement with Consultores Asset Management, S.A. ("Consultores"), the manager of Quantum Dolphin, whereby it provides non-discretionary consulting services to Consultores. Pursuant to such arrangement, the Affiliate does not have the authority to make any management or investment decisions for Quantum Dolphin or Consultores. The Reporting Persons understand that pursuant to a separate arrangement, Consultores may be deemed to have sole voting and dispositive power with respect to Quantum Dolphin's investment in the Shares.

               Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held for the account of Quantum Realty and/or other SFM Clients. Geosor expressly disclaims beneficial ownership of any Shares not held for its account. Mr. Soros expressly disclaims beneficial ownership of any Shares not held for the accounts of Quantum Realty, other SFM Clients and/or Geosor.

                                                               Page 8 of 9 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 8, 1998

                                   GEOSOR CORPORATION

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant Secretary


                                   SOROS FUND MANAGEMENT LLC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


                                   GEORGE SOROS

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   STANLEY F. DRUCKENMILLER

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact



                                                                                                            Page 9 of 9 Pages

                                                           ANNEX A

                                          RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                           IRSA INVERSIONES Y REPRESENTACIONES S.A.

                                       Date of              Nature of
For the Account of                   Transaction           Transaction           Number of Shares          Price Per Share
------------------                   -----------           -----------           ----------------          ---------------

Geosor                                8/03/98              SELL                     11,000                 3.6859

                                      8/28/98              BUY                     750,000                 2.4205

                                      8/31/98              BUY                      45,000                 2.7350



Quantum Realty                        8/3/98               SELL                     11,000                 3.6859

                                     10/1/98               SELL                  2,894,820                 2.0250



